FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 22, 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
22 March 2024
Transaction in Own Shares
NatWest Group plc (the 'Company') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS') across two transactions, Transaction 1 and Transaction 2 (together the 'Transactions').

The purchases form part of the Company's existing share buyback programmes, with Transaction 1 purchases effected pursuant to the instructions issued by the Company to UBS on 28 July 2023, as announced on 31 July 2023 and Transaction 2 purchases effected pursuant to the instructions issued by the Company to UBS on 16 February 2024, as announced on 19 February 2024.

Aggregated information relating to the Transactions is set out in the tables below.

Transaction 1:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
22 March 2024	115,425	256.00	254.60	255.4762	LSE
22 March 2024	0	0.00	0.00	0.0000	CHIX
22 March 2024	0	0.00	0.00	0.0000	BATE

Transaction 2:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
22 March 2024	0	0.00	0.00	0.0000	LSE
22 March 2024	0	0.00	0.00	0.0000	CHIX
22 March 2024	0	0.00	0.00	0.0000	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 150,668,417 Ordinary Shares in treasury and have 8,739,274,077 Ordinary Shares in issue (excluding treasury shares).

The Company announces that following the purchase of these shares, the Transaction 1 share buyback programme announced on 31 July 2023 has completed. Since the commencement of this buyback programme, the Company has repurchased for cancellation 227,760,624 Ordinary Shares at a volume weighted average price of 217.1788 pence per Ordinary Share for a total consideration of £494,647,875.28.

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Details of the Transactions
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programmes relating to the Transactions is detailed below:

Transaction 1:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
22 March 2024	08:00:22	BST	527	254.60	LSE	1464391
22 March 2024	08:01:32	BST	7938	254.60	LSE	1466847
22 March 2024	08:01:32	BST	7306	254.60	LSE	1466845
22 March 2024	08:03:13	BST	8321	254.60	LSE	1468639
22 March 2024	08:07:10	BST	7632	255.60	LSE	1472105
22 March 2024	08:07:10	BST	8155	255.60	LSE	1472103
22 March 2024	08:07:10	BST	1068	255.60	LSE	1472101
22 March 2024	08:07:53	BST	810	255.80	LSE	1472795
22 March 2024	08:07:53	BST	7796	255.80	LSE	1472793
22 March 2024	08:11:20	BST	348	255.90	LSE	1478862
22 March 2024	08:11:20	BST	7882	255.90	LSE	1478860
22 March 2024	08:12:02	BST	7952	256.00	LSE	1479514
22 March 2024	08:12:10	BST	8077	255.90	LSE	1479653
22 March 2024	08:14:27	BST	7498	255.70	LSE	1481706
22 March 2024	08:16:46	BST	4851	255.60	LSE	1484145
22 March 2024	08:16:46	BST	3742	255.60	LSE	1484143
22 March 2024	08:20:59	BST	8223	255.50	LSE	1488372
22 March 2024	08:23:19	BST	8453	255.40	LSE	1490337
22 March 2024	08:27:09	BST	8846	255.80	LSE	1493808

Date: 22 March 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary